Exhibit 99.1

Scienjoy CEO Victor He Speaks on the Future of Live Streaming at the Twenty-Third Annual ICR Conference

BEIJING, Jan.19, 2021—Scienjoy Holding Corporation ("Scienjoy", the "Company") (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, attended the 23rd annual ICR Conference, speaking to investment and industry stakeholders virtually from Beijing. Victor He, Chairman and CEO of Scienjoy, introduced the Company and discussed future growth opportunities, while CFO Denny Tang provided the Company’s financial highlights.

Traditionally hosted in person, this year’s virtual ICR Conference brought together 250 leading public and private companies, investment professionals and industry stakeholders around the world to exchange ideas and discuss growth strategies.

Scienjoy, an established leader in the show live streaming sector in China, is working to diversify its entertainment content and channels for monetization. The 5G era provides unprecedented opportunities for delivering diverse and engaging entertainment to mobile users. In his presentation to the virtual audience, Mr. He outlined how Scienjoy is seeking to grow its existing show live streaming entertainment offering, develop new entertainment fields and integrate retail and e-commerce to create a closed-loop ecosystem delivering value for users and broadcasters.

Mr. He explained how virtual reality worlds, or “Second Life Worlds” are the natural next steps for Scienjoy’s live streaming platforms. Now that 5G is available to mobile users in China, mobile entertainment platforms like Scienjoy are able to provide rich video content with little lag. Backed by Scienjoy’s proprietary AI and AR technology, broadcasters will be able to customize their appearance and voice in these worlds, and the setting in which they interact with users. These settings could range from interactive games to virtual scenes. Virtual worlds will allow for fully-immersive user and broadcaster interactions and will no longer limit users to simple avatars and nicknames. Both the broadcasters and users will utilize Scienjoy’s AI-powered face-modifying and voice-modifying technology to define their own appearances and voices in the second life worlds. As such, this compelling social platform will provide a deeper sense of participation, generate higher engagement, and drive a stronger user willingness to pay. “Scienjoy is in the process of developing and designing various world scenes. Once ready, we believe this platform will be our definite future for the show live streaming sector,” Mr. He said at the conference.

On ecommerce, Mr. He described how entertainment and e-commerce are the two pillars of the live streaming monetization ecosystem. Multi-channel networks (MCNs) are a key driver for future platform growth. Multi-channel networks are agencies that help develop the broadcaster talents and manage the broadcaster monetization models. From the perspective of content creation and monetization, MCNs can help monetize content across Scienjoy’s own platforms and other platforms like WeChat and DouYin. From the perspective of broadcaster development, there is huge potential for future growth. Influencer (KOL) training is a rapidly developing industry in China and has even become a subject taught at universities. As such, Scienjoy sees establishing or cooperating with MCNs or other training academies as a potential for growth and path to new talent acquisition.

Audio live streaming and video dating are two areas that Scienjoy is exploring as it diversifies entertainment platforms and applications. Audio live streaming allows broadcasters to focus on storytelling, singing, music or spoken word. Broadcasters would be able to offer songs or spoken recordings as add-on products for VIP users. According to iiMedia Research it was estimated that by 2020, the number of online audio users in China would reach 542 million, making it an attractive market. Video dating is another natural add-on to the Scienjoy social platforms. The platform could draw from Scienjoy’s large existing database of member information and help users to locate the best potential matches. Matchmakers, similar to live streaming broadcasters, could instead facilitate dates between members. Scienjoy could draw on its extensive broadcaster training experience to train up matchmakers and evaluate performance. According to a 2018 iResearch report, the Chinese online dating market is forecasted to surpass RMB 7 billion in 2021. “We believe that Chinese singles have a very high propensity to spend in the current market, as online social or dating platforms have become extremely popular amongst the younger generation, especially Gen-Z,” Mr. He said.

Mr. He also identified a further development in monetization pathways as a future driver of growth. Scienjoy is exploring “content e-commerce” where live streaming, short-form videos, text content and images are distributed by either Scienjoy or other platforms to attract fans and attain business monetization. The further development of this e-commerce ecosystem and its many components, such as supply chain, brands and supply chain finance, represents a considerable opportunity for growth.

Aesthetic medicine was the last growth trend that Mr. He discussed in his presentation for live streaming. With the overwhelming majority of Scienjoy’s over two hundred thousand broadcasters readily fitting in with the target market for aesthetic medicine in China, the industry is a natural area for growth and monetization. Scienjoy could partner with plastic surgery institutions and aesthetic medicine providers to create a platform that brings together potential customers, influencers and institutions. Backed by Scienjoy’s AI technology, the platform could perform AI image analysis on users to quickly and accurately mark specific areas for attention with image analysis. The platform could also utilize AI-powered technology to give users a before and after image comparison, and offer different product options for consideration.

Mr. Tang, the company’s CFO, shared some data on the Company’s strong financial performance at the conference, focusing on previously disclosed financial highlights. According to Mr. Tang, “Based on our latest forecast, since our books for year-end have not been fully closed, we are expecting annual revenue growth of 30%, compared with 21.5% last year.” Scienjoy boasts a strong growth track record in 2020. Scienjoy’s revenue increase from 9% in the second quarter to 29% in third quarter as compared to the same period in 2019. In the first nine months of 2020, the Gross Profit Margin and Net Profit Margin were 23.8% and 17.3% respectively on a non GAAP basis. On achieving the specific profit target set forth in the SPAC merger agreement, i.e. USD $28.3 million for 2020, Mr. Tang also voiced confidence.

With the goal of seizing the opportunities of the 5G era for the live streaming industry, Scienjoy has invested considerably in research, accumulated solid technology reserves, and attached great importance to R&D personnel applying technologies to the platform. This has positioned Scienjoy to not only quickly identify new opportunities and trends, but also rapidly adapt and launch new products. With strong financial figures, Scienjoy continues to demonstrate that it can translate user entertainment into value for investors. As user habits evolve, technology advances, and new forms of entertainment are developed, Scienjoy will continue to explore new forms of entertainment and retail, and deliver value to users. Scienjoy looks forward to providing live streaming entertainment for new industries and user groups.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile live streaming platform in China, and its core mission is to build a live streaming service matrix that delivers pleasant experience to users. With more than 243 million registered users, Scienjoy currently operates four brands of live streaming platforms, consisting of: Showself, Lehai, Haixiu, and BeeLive (including Mifeng, BeeLive Chinese version, and BeeLive International for international markets). Scienjoy adopts multi-platform operation strategies and is committed to providing high quality and value-added services for users with innovative thinking. Based on the in-depth understanding and research of the live streaming industry and user behavior, Scienjoy is devoted to building a second life world in which the virtual world and the reality are integrated within the live streaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Live Streaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Media Relations Contact
Greta Bradford
ICR Inc.
greta.bradford@icrinc.com
+86 178-8882-8731

Investor Relations Contacts
Ray Chen

VP, Investor relations

Scienjoy Inc.

+86-010-64428188
ray.chen@scienjoy.com

Jack Wang

ICR Inc.

+1 (212) 537-9254

scienjoy.ir@icrinc.com